As Filed with the Securities and Exchange Commission on November 12, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of	CERTIFICATE
Pepco Holdings, Inc. and Subsidiaries	OF
File No. 70-9947	NOTIFICATION
(Public Utility Holding Company Act of 1935)	PURSUANT TO RULE 24

This Certificate of Notification is filed by Pepco Holdings, Inc., a Delaware corporation ("PHI"), pursuant to Rule 24 (17 C.F.R. Section 250.24) under the Public Utility Holding Company Act of 1935 (the "Act"). Such filing is made in connection with PHI's Form U-1 Application-Declaration, as amended (the "Application"), and as authorized by the order of the Securities and Exchange Commission (the "Commission") dated July 31, 2002, (the "Order") in the above-referenced file. The filing directs that PHI file with the Commission a certificate pursuant to Rule 24 within 2 business days after a downgrade of the senior debt ratings of PHI, Potomac Electric Power Company, Atlantic City Electric Company or Delmarva Power & Light Company.

Please be advised that on November 7, 2003, Standard & Poor's Ratings Services assigned the following ratings all of which are downgrades:

<u>Delmarva Power & Light Company</u>	
Senior Secured Debt	A-
Senior Unsecured Debt	BBB

Please be advised that on November 7, 2003, Moody's Investors Service assigned the following ratings all of which are downgrades:

PHI
Senior Unsecured Debt   Baa2

Potomac Electric Power Company
Senior Secured Debt   A3
Senior Unsecured Debt   Baa1

Delmarva Power & Light Company
Senior Secured Debt   A3
Senior Unsecured Debt   Baa1

Atlantic City Electric Company
Senior Secured Debt   A3
Senior Unsecured Debt   Baa1

SIGNATURE

I, Anthony J. Kamerick, Vice President and Treasurer of Pepco Holdings, Inc., certify that the transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application.

Pepco Holdings, Inc.

November 12, 2003   /s/ Anthony J. Kamerick
                                     Anthony J. Kamerick
                                     Vice President and Treasurer